December 22, 2011

Via EDGAR

Ms. Kathryn Jacobson

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:   ADTRAN, Inc. Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 3, 2011

SEC Comment Letter Dated December 21, 2011

File No. 0-24612

Dear Ms. Jacobson:

This letter will confirm yours and my telephone conversation of December 21, 2011. We are counsel to the above-referenced registrant and, as discussed, we will have a response to your letter of December 21, 2011 filed with you not later than close of business January 19, 2012.

Very truly yours,

/ s / Thomas Wardell

Thomas Wardell

TW:dse

cc:   Larry M. Spirgel, Assistant Director

  James E. Matthews